COVA Capital Partners, LLC

Financial Statements

For the Year Ended December 31, 2023

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COVA Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6851 Jericho Turnpike; Suite 205
(No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward T. Gibstein	516-382-7627	egibstein@covacp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

390 N. Broadway, Suite 120	Jericho	NY	07753
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward T. Gibstein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COVA Capital Partners LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VAISHALI SEDANI CASSIDY
Notary Public - State of New York
NO. 01SE6432773
Qualified in Suffolk County
My Commission Expires May 9, 2026

Signature: [signature]

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COVA Capital Partners, LLC
Index to the Financial Statements
December 31, 2023

Table of Contents

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of COVA Capital Partners, LLC

Opinion

We have audited the accompanying statement of financial condition of COVA Capital Partners, LLC, as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COVA Capital Partners, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of COVA Capital Partners, LLC's, management. Our responsibility is to express an opinion on COVA Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COVA Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital (the Supplemental Information) under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of COVA Capital Partners, LLC's financial statements. The Supplemental Information is the responsibility of COVA Capital Partners, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as COVA Capital Partners, LLC's auditor since 2016.

Adeptus Partners, LLC

Jericho, New York
April 25, 2024

COVA Capital Partners, LLC
Statement of Financial Condition
December 31, 2023

ASSETS	
Cash and cash equivalents	$ 12,214
Securities and warrants owned, at fair value	148,040
Receivable from clearing broker (including deposit of $50,000)	25,396
Other assets	17,383
Total Assets	$ 203,033
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 40,254
Total Liabilities	40,254
Member's Equity	162,779
Total Liabilities and Member's Equity	$ 203,033

The accompanying notes are an integral part of this statement.

COVA Capital Partners, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenue:	
Private placement fees	$ 482,498
Advisory fees	431,853
Commission income	270,263
Realized/unrealized gains/losses	41,005
Interest and other	66,617
Total revenue	1,292,236
Expenses:	
Commissions	890,962
Employee compensation	162,194
Professional fees	69,998
Clearing charges	102,304
Travel and entertainment	854
Regulatory fees	43,316
Office expenses	16,086
Rent	25,952
Computer and internet expense	20,341
Interest expense	3,347
Insurance	4,600
Other	5,349
Total expenses	1,345,303
Net Loss	$ (53,067)

The accompanying notes are an integral part of this statement.

COVA Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

	Total Member's Equity
Member's equity - January 1, 2023	$ 202,346
Contributions	13,500
Net loss	(53,067)
Member's equity - December 31, 2023	$ 162,779

The accompanying notes are an integral part of this statement.

COVA Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:		
Net loss	$	(53,067)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Trading securities		26,619
Receivable from broker		5,464
Other assets		1,076
Accounts payable and accrued expenses		8,903
Commissions payable		(16,070)
Net Cash Used in Operating Activities		(27,075)
Cash Flows from Financing Activities		
Member's contributions		13,500
Net Cash Received from Financing Activities		13,500
Net decrease in cash		(13,575)
Cash at beginning of the year		25,789
Cash at end of the year	$	12,214

Supplementary Disclosure of Cash Flow Information		
Cash paid during the year for:		
Interest	$	3,347
Income Taxes	$	-

The accompanying notes are an integral part of this statement.

NOTE 1: ORGANIZATION

COVA Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC",) and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking, under the Securities and Exchange Act of 1934.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation and Use of Estimates
The preparation of these financial statements is on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States (GAAP) which require that management make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative GAAP.

b) Securities and Warrants Owned
Proprietary securities transactions are recorded on the trade date basis. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its books.

The Company, from time to time, receives shares and/or warrants as partial compensation for their services. A portion of these securities may be sent from the Company to registered representatives as part of their compensation.

Securities owned are reported at fair value in accordance with ASC 820. *"Fair Value Measurement Disclosures".*

c) Cash and Cash Equivalents
Cash equivalents include investments with initial maturities of three months or less. The Company maintains its cash balances at credit-worthy financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. There were no cash equivalents or uninsured cash at December 31, 2023.

d) Revenue Recognition from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fees earned from advisory services and placements. The recognition and measurement of revenue is based on the assessment of individual contracts terms. Significant judgment is required to determine whether performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Revenue Recognition from Contracts with Customers (continued)

Advisory Services

The Company principally provides financial advisory services to U.S. based companies, including mergers and acquisition related services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on both fixed fee and hourly rate arrangements. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time as they relate specifically to the services provided in that period.

Placement Fees

The Company acts as an agent for equity and debt private placements on behalf of its clients. As additional consideration for the investment advisory services noted above the Company receives fees that vary based on specified performance measures, for example, when a placement or non-securities related success occurs. The Issuer pays the Company as Placement Agent when acting as a Placement Agent for an Issuer. In a private security transaction, the client may pay a commission to the Company which would be fully disclosed prior to paying the Company. Revenues are recognized at the point in time when it is probable that a significant reversal will not occur.

Commission Revenue

Commission revenue represents sales commission generated by advisors for their clients' purchases and sales of securities on exchanges and over the counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the clients' purchases and sales and maintains relationships with the product sponsors. The advisors, if any, assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Other Income

Other income is generated by interest income from margin accounts, firm account revenue, and other fees charged to customers and is recognized when earned.

e) Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its Parent on its tax return.

NOTE 3: RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through Vision Financial on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations of the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had a net capital deficit of $516 which is $5,516 below the minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was -779.63 to 1. Per FINRA requirement, prompt notification of the capital deficiency was made immediately upon discovery of the deficit. The deficit was covered during the regular course of business activities in the first 9 business days of January 2024.

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market and includes a discount for lack of marketability.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical securities. Level 1 investments in the table below represent common stock in publicly traded companies.

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. Level 3 investments below represent common stock in private companies and warrants to purchase common stock in both private and publicly traded companies.

NOTE 5: FAIR VALUE MEASUREMENTS (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Assets	Level 1	Level 2	Level 3	Fair Value
Equity-based instruments				
Common stock	$ 2,502	$ -	$ 145,538	$ 148,040
Warrants	-	-	-	-
	$ 2,502	$ -	$ 145,538	$ 148,040

The following table presents a reconciliation of the Company's Level 3 investments measured at fair value for the year ended December 31, 2023:

Fair value as of January 1, 2023	$ 174,659
Transfers out	-
Unrealized appreciation	(26,619)
Fair value as of December 31, 2023	$ 148,040

The Company acquired direct ownership in interests in the private companies as a result of investment banking or advisory services rendered.

Fair value of the Level 3 securities was determined using the following inputs:

- Warrants in private companies - The Company estimates that these securities have no value and they've been written down to zero value.
- Common stock in private companies - The Company estimates these securities' value using various methodologies based on prior or upcoming capital raises and discounts to that value based on timing and liquidity.

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease Commitments
On April 11, 2016, the Company moved into office space at 6851 Jericho Turnpike, Suite 130, Syosset, NY 11791. The lease agreement expired on December 31, 2017, from which point the lease has been on a month to month basis. Rent expense during the year was $25,952. The Company recognizes and measures any leases in accordance with FASB ACS 842 and has deteremined that the leases are under 12 months old and therefore are not recognized.

b) Brokerage Activities
In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 7: RELATED PARTY TRANSACTIONS

Included in commission income are commissions of $6,150 from the CEO, $550 from an employee, and $2,600 from immediate family members of the CEO.

The Company charged the parent Company $17,316 in rent for its usage of the Company's office space during the year. These monies were received during 2023 and were accounted for as a reduction of rent expense in the statement of income.

NOTE 8: CLEARING BROKER RECEIVABLE

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to a clearance agreement. As at December 31, 2023 the receivbale included a cash deposit of 50,018 and net payable of $24,622.

NOTE 8: SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that have occurred since December 31, 2023 through the date of these financial statements and determined that there are no other material events that would require recognition or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF December 31, 2023

COVA Capital Partners, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

NET CAPITAL	
Total member's equity	$ 162,779
Deductions and/or charges:	
Non-allowable assets:	
Securities not readily marketable	(145,538)
Other assets	(17,383)
Net capital before haircuts on securities positions	(142)
Haircuts on securities positions	(375)
Undue concentration	-
Net Capital	$ (517)
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 40,254
Aggregate indebtedness	$ 40,254
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Greater of:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,684
or	
Minimum net capital required	$ 5,000
Deficit of net capital	$ (5,517)
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 12,067
Ratio of aggregate indebtedness to net capital is	-7.786 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Form X-17a-5 Part II as of December 31, 2023.

COVA Capital Partners, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2023

A computation of reserve requirements is not applicable to the Company as of December 31, 2023. The Company does not have customers or effect transactions with customers as defined by SEC Rule 15c3-3. The Company claims exemption under the provisions of that rule's paragraph (k)(2)(ii).

COVA Capital Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2023

Information relating to possession or control requirements is not applicable to the Company as of December 31, 2023. The Company does not have customers or effect transactions with customers as defined by SEC Rule 15c3-3. The Company claims exemption under the provisions of that rule's paragraph (k)(2)(ii).

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of COVA Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) identified the following provisions of 17 C.F.R. §15c3-3(k) under which claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provision") and (2) stated that met the identified exemption provisions throughout the most recent fiscal year without exception.

's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

Jericho, New York
April 25, 2024

COVA CAPITAL PARTNERS, LLC

EXEMPTION REPORT

DECEMBER 31, 2023

Cova Capital Partners, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (d)(4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3- 3(k)(2)(ii) throughout the most recent fiscal year without exception.

Cova Capital Partners, LLC

I, Edward T. Gibstein, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________________
CEO
April 25, 2024